EXHIBIT 99.1

Management’s Discussion & Analysis

For the year ended October 31, 2019 and 2018

Dated as at February 25, 2020

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

1.0 Preface

1.1 Overview

This Management’s Discussion and Analysis (“MD&A”) of the results of operations and of the unaudited consolidated financial position of High Tide Inc. (“High Tide” or the “Company”) is for the three and nine months ended July 31, 2019 and 2018, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2018 (hereafter the “Financial Statements”) and with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

In this document, the terms “we”, “us”, and “our” refer to High Tide. This document also refers to the Company’s three reportable operating segments: the “Retail” Segment represented by businesses including Canna Cabana, KushBar, Grasscity and Smoker’s Corner, the “Wholesale” Segment represented by RGR and Famous Brandz, and the “Corporate” Segment.

High Tide is a vertically-integrated manufacturer, distributor and retailer of smoking accessories as well as a downstream-focused retailer of cannabis products. The Company’s shares are listed on the Canadian Stock Exchange (“CSE”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

Additional information about the Company, including the October 31, 2018, audited consolidated financial statements, news releases and the Company’s long form prospectus can be accessed at www.sedar.com and at www.hightideinc.com.

1.2 Metrics

System-Wide Sales is a non-GAAP financial measure. Non-GAAP measures are not defined under the International Financial Reporting Standards (defined as (“IFRS”) as issued by the IASB) and therefore may not be comparable to similarly titled measures reported by other issuers. Accordingly, System-Wide Sales are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

System-Wide Sales is defined as the sum of the external merchandise sales made by High Tide’s divisions and includes sales by both corporate, franchise and partnered retail locations. Sales are inclusive of returns, allowances and discounts; sales exclude other revenue sources including rent revenue, royalties, interest and freight. Management believes this measure is useful in evaluating growth, the strength of our brands, performance across High Tide’s businesses and in evaluating the financial and operational performance of the Company.

1.3 Forward-Looking Information and Statements

Certain statements contained within this MD&A, and in certain documents incorporated by reference into this document, constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this MD&A contains the following forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital and forecasted capital expenditures.

We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A, as the case may be. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A; counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under Section 10: “Financial Instruments and Risk Management” in this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of the date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

2.0 Accounting Framework

Financial data disclosed in this MD&A has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB. The Financial Statements and MD&A have been prepared on a historical cost basis except for financial instruments which are measured at fair value. Accordingly, the financial information contained herein have been prepared on the basis of accounting policies applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

These Financial Statements are presented in Canadian dollars (“$”), which is the Company’s and its Canadian subsidiaries functional currency. The functional currency of its European subsidiaries is Euro (“€”) and the functional currency of its USA subsidiaries is USD.

2.1 Critical Accounting Estimates and Assumptions

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

Use of estimates & accounting judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders’ equity at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

A.	Use of estimates

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit losses

The Company’s accounts receivables are typically short-term in nature and the Company recognizes an amount equal to the lifetime expected credit losses (“ECL”). The Company measures loss allowances based on historical experience and including forecasted economic conditions. The amount of ECLs is sensitive to changes in circumstances of forecast economic conditions.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

A.	Use of estimates (Continued)

Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to achieve profitable operations. Certain judgments are made when determining if the Company will achieve profitable operations.

Inventory valuation

Inventory is carried and the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behaviour, and fluctuations in inventory levels.

Estimated useful lives, residual values and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Intangible asset impairment

Amortization of intangible assets is dependent upon estimates of useful lives, lease terms and residual values which are determined through the exercise of judgment.

Fair value of financial instruments

The individual fair values attributed to different components of a financing transaction are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine; (a) the values attributable to each component of a transaction at the time of their issuance; (b) the fair value measurement for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The estimated future cash flows are derived from management estimates, budgets and past performance and do not include activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows and the growth rate used for extrapolation purposes.

Share-based compensation & Warrants

In calculating share-based compensation & warrant expense, key estimates such as the value of the common shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the comparable companies’s common shares and risk-free interest rate are used.

Taxation

The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income. The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

A.	Use of estimates (Continued)

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

B.	Judgments

Judgment is used in situations when there is a choice and/or assessment required by management. The following are critical judgments apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Determination of CGUs

For the purposes of assessing impairment of non-financial assets, the Company must determine CGUs. Assets and liabilities are allocated into CGUs at the lowest level of separately identified cash flows. Determination of what constitutes a CGU is subject to management judgment. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgment in regard to shared infrastructure, geographical proximity and similar exposure to market risk and materiality.

Business combinations and asset acquisitions

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Where an acquisition is classified as a business combination or an asset acquisition can have a significant impact on the entries made on and after the acquisition.

The initial measurement of assets acquired and liabilities assumed in an asset acquisition is determined based on an allocation of the purchase consideration, which can be comprised of cash or cash equivalents and the fair value of other consideration given to acquire the asset at the time of the acquisition. In the event that the consideration includes share-based consideration, the Company considers the specific requirements of IFRS 2, Share Based payments.

Consolidation

The determination of which entities require consolidation is subject to management judgment regarding levels of control, assumptions of risk and other factors that may ultimately include or exclude an entity from the classification of a subsidiary or other entity requiring consolidation.

Segmented information

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the Chief Operating Decision Makers (CODMs). The Company’s CODMs are the Chief Financial Officer, Chief Executive Officer and Chief Operating Officer.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

B.	Judgments (continued)

Going concern assessment

At each reporting period, management assesses the basis of preparation of the consolidated financial statements. These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Contingencies

Management uses judgment to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgment to assess the likelihood of the occurrence of one or more future events.

C.	Current Accounting Policy Changes

IFRS 9 Financial Instruments:

Effective November 1, 2018, the Company adopted IFRS 9, which introduces new requirements for:

i)	The classification and measurement of financial assets and liabilities,
ii)	The recognition and measurement of impairment of financial assets, and
iii)	General hedge accounting

In accordance with the transition provisions of the standard, the Company has elected to not restate prior periods. The impact of adopting IFRS 9 was recognized in Accumulated Deficit at November 1, 2018 and related to the recognition of additional expected credit losses. The net impact resulted in an increase in the expected credit losses allowance of $35,776, an increase in deferred income tax assets of $9,660, and a $26,117 increase in Accumulated Deficit.

IFRS 15 Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) with an initial adoption date of November 1, 2018. As a result, the Company has changed its accounting policy for revenue recognition, which is outlined below. The Company has elected to adopt IFRS 15 retrospectively with the modified retrospective method of transition practical expedient and has elected to apply IFRS 15 only to contracts that are not completed contracts at the date of initial application. Comparative information has not been restated and is reported under IAS 18 Revenue (“IAS 18”). Refer to the Company’s most recent audited consolidated financial statements for information on its prior accounting policy.

The Company recognized the cumulative impact of the initial application of the standard as a reclassification on the Consolidated Statement of Financial Position as well as an increase in Accumulated Deficit as at November 1, 2018. Applying the significant performance obligation requirements to specific contracts resulted in the following:

i)	An increase in Accumulated Deficit of $66.

The impact to Accumulated Deficit related to franchise arrangements. IFRS 15 requires that, in determining the timing of revenue recognition, that if there is a reasonable expectation that the franchisor will undertake activities that will significantly affect the brand name to which the franchisee has rights, and the franchisee is directly exposed to any positive or negative effects of that brand and image throughout the franchise period, that the performance obligation is satisfied over the period of the franchise agreement, or in the case of specific brand development activities, deferred as a contract liability until such time as the related activity and associated costs are incurred. There were no impacts to the statement of cash flows as a result of adopting IFRS 15.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

3.0 Corporate Overview

3.1 Nature of Operations

The Company’s retail operations are focused on business-to-consumer markets. The operations of Canna Cabana and KushBar are focused both on the retail sale of recreational cannabis products for adult use as well as smoking accessories. Canna Cabana is one of Canada’s largest premier cannabis retail network. Smoker’s Corner relate solely to the retail sale of smoking accessories, while the operations Grasscity has been operating as a major e-commerce retailer of smoking accessories for over 20 years and has significant brand equity in the United States and around the world. Its acquisition by High Tide in late 2018 has been complementary as the Company is utilizing its manufacturing and distribution channels to enhance gross margins within the Grasscity business, while Grasscity brings a recognizable name and an established online sales channel for High Tide to sell its proprietary products.

The wholesale operations of RGR are primarily focused on the manufacturing and distribution of smoking accessories and cannabis lifestyle products. RGR designs and distributes a proprietary suite of branded smoking accessories including overseeing their contract manufacturing by third parties. RGR also distributes a minority of the products in its catalogue that are manufactured by third parties. RGR does not sell its products directly to consumers but operates an e-commerce platform for wholesale customers. Similar to RGR, the wholesale operations of Famous Brandz are primarily focused on the manufacturing and distribution of smoking accessories and cannabis lifestyle products. Famous Brandz differentiates itself from RGR by focusing on acquiring celebrity licences, designing and distributing branded products. Famous Brandz has developed an extensive network of wholesale clients across Canada, the United States and Europe. It also sells directly to consumers through its own e-commerce platform.

Company’s vision it to provide the full spectrum of best-in-class products and services for cannabis consumers, while growing organically and through acquisitions, to become the world’s premier retail-focused and vertically integrated enterprise.

Established Consumer Brands:

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

3.2 Competitive Landscape

As of the date of this MD&A, the Company operates 27 corporately-owned retail Canna Cabana locations and 2 KushBar locations. Further, Canna Cabana is currently represented by one branded locations selling cannabis products in Toronto as well as one franchise in Calgary. In total, the Company currently has a total of 31 branded retail cannabis stores operating across Canada.

Canna Cabana and KushBar were established to sell recreational cannabis products following the deregulation of cannabis for adult use across Canada on October 17, 2018. Canna Cabana and Kushbar operate amongst a variety of large and small competitors, both consolidated and independent. Notable competitors include 420 Premium Market, Choom, Fire & Flower, NewLeaf Cannabis, Nova Cannabis, Prairie Records, Spiritleaf and YSS, as well as numerous independent retailers.

The Company anticipates additional growth in revenue due to legalization of edibles, vapes and concentrates.

The Company operates 4 corporately owned retail locations under the Smoker’s Corner banner across Alberta. As of the date of this MD&A, the Company is currently represented by 2 franchised Smoker’s Corner locations operating across Alberta and Nova Scotia.

Smoker’s Corner mainly competes with independent retailers of smoking accessories without significant market concentration. Smoker’s Corner has created a strong brand over 10 years of operations through its network of stores and emphasis on customer service, as well as the depth and breadth of its product offering that is largely supplied by RGR.

Most of the Company’s competitors applicable to its Wholesale Segment operate primarily as product distributors, while RGR and Famous Brandz both design, directly source, import and distribute their products. This creates advantages through vertical integration, brings unique product designs to market as well as offers wholesale customers favourable and flexible pricing.

In the future, the Company expects its Retail Segment to experience increased competition from the recreational cannabis industry as greater number of third-party stores are established across Canada offering cannabis products and smoking accessories. The Company believes that its product knowledge, operational expertise and margin maximization achieved through its vertically integrated smoking accessories business will enable it to operate profitably over the long term. In addition, the Company expects opportunities to arise from the legalization of recreational cannabis for its Wholesale Segment to acquire new clients by supplying third-party retailers with smoking accessories on a wholesale basis, thereby offsetting some of the risks associated with increased competition affecting the Retail Segment.

Focusing initially on its existing markets of Alberta, Saskatchewan and Ontario, the Company intends to enter the British Columbia and other Canadian markets as regulations permit. The Company anticipates being able to grow both organically as well as through acquisition in the future.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

4.0 Operating Performance (Unaudited)

	Year ended Oct 31
$ Millions (except where noted)	2019	2018
	$	$
System Wide Sales	51.2	11.4

Merchandise sales (excluding franchisee revenues)	31.4	8.7
Gross Margin	12.1	3.1
Gross Margin Percentage	39%	55%
Total Expenses	(30.1)	(6.8)
Loss Before Taxes	(19.5)	(6.1)
Net Loss for the Year	(18.9)	(4.6)
Loss Per Share (Basic)	(0.09)	(0.04)
Loss Per Share (Diluted)	(0.09)	(0.04)

During the year ended October 31, 2019, the Company raised additional capital of $22.8 million through the sale of convertible debentures, which allowed it to close the acquisition of Grasscity, the acquisition of Dreamweavers Cannabis Products Ltd. (“Dreamweavers”) and to continue establishing Canna Cabana’s retail network. The operations of Canna Cabana, the acquisition of Grasscity and the acquisition of Dreamweavers supported the achievement of significant sales and revenue growth in the period.

The Company reported a net loss of $18.9 million during the twelve-month period, which was primarily attributable to expenses incurred to expand its business inclusive of personnel costs, rent and operating costs associated with its expanded retail network, as well as transaction and compliance costs incurred to operate publicly, raise capital and complete business acquisitions.

4.1 Consolidated Results of Operations in Detail

Revenue

During the twelve-month period ended October 31, 2019, High Tide achieved a System-Wide Sales of $51.2 million. The increase in sales was driven primarily by the operations of Canna Cabana, which began selling recreational cannabis products and smoking accessories on October 27, 2018, the acquisition of Grasscity, the acquisition of Dreamweavers and by new customers acquired in the Company’s Wholesale Segment.

Sales growth (excluding franchisee revenues) led to increases in revenues of $22.7 million between all segments. During the 2019 fiscal year, Canna Cabana locations served over 857,000 customers, which reflects a retail cannabis business with a loyal customer base, due to a strong brand that focuses on customer service through a one-stop-shopping experience. The Company has been also attracting new customers and positioning itself to be a key accessories supplier in the cannabis industry for 2019 and beyond. In 2018, the Company entered into supply agreements for smoking accessories with the Ontario Cannabis Store (“OCS”) and received a large purchase order for white-label smoking accessories from Aurora Cannabis Inc. that was fulfilled during the year.

Gross Margin

For the twelve-months ended October 31, 2019, gross margin increased by $9.0 million as compared to the same period during the prior year, which was driven by the increase in sales volume. The gross margin rate declined from 55% to 39% largely attributable to changes in the overall product mix and sales strategy, with cannabis products driving growth at lower margins than accessories and with discounting applied to smoking accessories to support a differentiated cannabis retail experience as well as to drive traffic to Smoker’s Corner and Canna Cabana locations.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Expenses

Total operating expenses increased by $23.3 million for the twelve-months period ending October 31, 2019, compared to the same period during the prior year. The increase was a result of the Company’s aggressive growth efforts to take advantage of significant market opportunities created due to the deregulation of recreational cannabis for adult use across Canada, which officially occurred on October 17, 2018 with the introduction of Bill C-45. This increased effort resulted in the Company being represented by 30 branded stores across Canada as at the date of this MD&A.

The increase in costs was largely attributed to salaries, wages and benefits expenses, which increased by $7.6 million compared to the prior year with an additional $2.2 million being incurred for share-based compensation. The increase in staffing was due to the need for additional personnel, within both the Retail and the Corporate Segments. The increase in staffing was required to facilitate growth and to ensure the Company could take full advantage of various market opportunities. General and administrative expenses increased by $5.9 million compared to the same period in 2018 as a result of this expansion. Additionally, there was an increase in professional fees of $4.2 million during the year ended October 31, 2019, compared to the same period in the prior year attributed to costs incurred for compliance reporting, the implementation of an enterprise resource planning software system to support the expanded operations as well as professional fees associated with raising capital and acquiring businesses. The company also incurred bad debt expense of $0.9 million during the year ended October 31, 2019, related to Smokers Corner franchises.

5.0 Segment Operations

For the year ended Oct 31,	Retail 2019 ($)	Retail 2018 ($)	Wholesale 2019 ($)	Wholesale 2018 ($)	Corporate 2019 ($)	Corporate 2018 ($)	Total 2019 ($)	Total 2018 ($)
Net Revenue	24,151	3,757	6,686	4,992	606	-	31,443	8,749
Gross margin	8,909	3,280	2,642	(171)	600	-	12,151	3,109
Net (loss) Income	(5,012)	944	(2,006)	(4,134)	(11,967)	(1,380)	(18,986)	(4,571)
Total assets	37,462	8,375	6,254	7,173	5,115	10,375	48,831	25,922
Total liabilities	4,677	847	682	1,000	28,690	761	34,049	2,607

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

5.1 Retail Segment Performance

The Company’s Retail Segment demonstrated significant sales and revenue growth year-over-year with revenue $20.4 million higher than last year. Revenue growth is primarily attributable to Canna Cabana, which became operational and began selling recreational cannabis products for adult use in the period, along with the Grasscity acquisition that was closed in December of 2018. During the period, Canna Cabana experienced strong product demand and consistent retail margins being reported across in the industry.

Grasscity was acquired by High Tide on December 19, 2018 and contributed sales of $4.3 million during the year. Grasscity is an online retailer of smoking accessories and cannabis lifestyle products, primarily to customers in the USA and Europe. Grasscity attracts approximately 5.8 million users to its online website each year and has had over 34 million unique users join its online forums since its inception. High Tide is investing in Grasscity to renew its online sales platform, increase its searchability and align its supply chain with RGR and Famous Brandz. Grasscity is a strong strategic fit with High Tide with its advantages in branding and online presence, while enabling the Company to leverage its vertical integration to improve order fulfillment, customer reach, product margins and the overall profitability of the business.

Smoker’s Corner sales declined in the period compared to last year due to the closure of five corporate stores and seven franchise stores. Four of the closed locations are converted into Canna Cabana locations. High Tide expects to recapture and expand upon lost revenues under Canna Cabana.

Gross margin dollars for the twelve-month period ended October 31, 2019 increased by $5.6 million while the gross margin rate declined to 37%. The decline in gross margin rate is due, in combination, to the product mix at Canna Cabana that earns a lower blended margin than purely from the sale of higher-margin smoking accessories, as well as due to a decline in financing and fixed royalty revenues. High Tide will continue to optimize its operations to improve margins as cannabis sales become an increasingly large portion of the product mix.

Expenses increased significantly in the period due to the operations of Canna Cabana and Grasscity. For the year ended October 31, 2019, the Retail Segment incurred a loss of $5.0 million.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

5.2 Wholesale Segment Performance

Revenues in the Company’s Wholesale Segment increased by $1.7 million to $6.7 million in the twelve-month period ended October 31, 2019, from $5.0 million for the same period in 2018. The increase in revenue was driven by the attraction of new customers created by the deregulation of recreational cannabis for adult use and the resulting retail cannabis industry. High Tide’s Wholesale Segment has positioned itself as a key supplier to a number of retail cannabis competitors that have entered the marketplace since October 17, 2018.

Gross margins dollars increased by $2.8 million.

Expenses in the Wholesale Segment increased due to additional investments made to hire product developers, marketing professionals and digital marketing specialists. The additional staff were hired to expand product mix and further develop various proprietary brands.

The Wholesale Segment incurred a net loss of $2.0 million compared to loss of $4.1 million in the prior year.

5.3 Corporate Segment Performance

The Corporate Segment earned revenues of $0.6 million in the twelve months ended October 31, 2019, compared to no revenue being earned in the same period in the prior year. Revenue of $0.6 million was made up of royalty fees and interest revenues. This Segment’s main function is to administer the other two Segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the business.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

5.4 Geographical Segments

The following presents information related to the Company’s geographical Segments:

For the year ended October 31, 2019	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets
Canada	20,025	4,692	606	25,323
USA	3,684	1,901	-	5,585
International	443	92	-	535
Total revenue	24,152	6,686	606	31,443
Major products and services
Cannabis	16,366	-	-	16,366
Smoking accessories	6,753	6,477	-	13,230
Franchise royalties and fees	953	-	562	1,515
Interest and other revenue	80	208	44	333
Total revenue	24,151	6,686	606	31,443
Timing of revenue recognition
Transferred at a point in time	23,291	6,477	-	29,768
Transferred over time	860	208	606	1,675
Total revenue	24,151	6,686	606	31,443

Sales performance increased significantly in all segments, with Canna Cabana lifting Canadian sales and Grasscity contributing to US sales and International sales. Grasscity’s operations are located in Amsterdam, Netherlands, leading to the addition of an International geographical segment. Revenues in this segment are comprised of sales made to all countries outside of North America.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

5.5 Summary of Quarterly Results

(C$ in millions,	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
except per share amounts)	2018	2018	2018	2018	2019	2019	2019	2019
Net Revenue	2.7	1.7	2.2	2.1	5.0	6.6	8.3	11.5
Income (Loss) Before OCI	0.3	(0.4)	(0.6)	(3.8)	(3.8)	(3.3)	(3.7)	(7.8)

Aside from the seasonal increase in consumer spending leading up to and slightly after the winter holiday period, which occurs in the first quarter of the Company’s fiscal year, seasonality is becoming a decreasing factor in the Company’s sales performance as the Retail Segment grows. In the first, second, third and fourth quarters of 2019, revenues increased as the Company began operating Canna Cabana stores and selling recreational cannabis products, as well as from integrating its acquisition of Grasscity. These two businesses have no prior comparisons in quarterly performance. In the second quarter of 2018, expenses increased as the Company began to expand its Canna Cabana business as well as initiating the listing process of High Tide on the Canadian Securities Exchange, a process which continued through the third and fourth quarters of fiscal 2018.

The primary reason for increase in loss was due to write off Smoker’s Corner franchise accounts receivable of $939, change in estimate of tax provision resulting in reversal of $4,013 tax recovery and impairment loss of $220 on Smoker’s Corner.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

6.0 Financial Position

	October-31- 2019	October-31- 2018
Total current assets	14,009	17,509
Total non-current assets	34,822	8,413
Total current liabilities	11,775	2,590
Total non-current liabilities	22,274	17
Share capital	26,283	35,695
Contributed surplus	2,119	-
Convertible debentures – equity	600	-
Warrants	5,348	16,904
Special warrants	-	905
Accumulated other comprehensive loss	(368)	-
Non-controlling interest	(179)	(13)
Deficit, at end of the year	(19,022)	(30,176)

Assets

As at October 31, 2019, the Company had a working capital surplus of $2,234, compared to $14,920 on October 31, 2018. The change is mainly due to the growth in the Company’s operations as it opened Canna Cabana stores and acquired Grasscity. As mentioned in Section 12: “Subsequent Events” within this MD&A the Company secured a credit facility up to $10,000 from Windsor Capital and agreed to sell the assets of KushBar to Halo Labs for $12,000 this gives the Company enough liquidity for working capital and to pursue its expansion plan.

Total assets of the Company were $48,831 on October 31, 2019 compared to $25,922 on October 31, 2018. The increase in total assets is primarily due to an increase in intangible assets as a result of the acquisition of the GrassCity and Dreamweavers. Assets also increased due to capital asset additions, inventory purchases, and prepaid lease deposits as a result of the expansion into the recreational retail sector during the period.

Liabilities

Total liabilities increased to $34,048 at October 31, 2019 compared to $2,607 on October 31, 2018 primarily due to convertible debentures issued which were valued at 22,057. The proceeds from convertible debenture were used for expansion and working capital. Liabilities also increased due to $2,000 loan from Cay innovations Inc. and vendor loan for a building purchased in Niagara for $1,600 which are due within next 12 months.

6.1 Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities(1)	Units Outstanding
Issued and outstanding common shares	223,929,507
Warrants	121,335,066
Stock options	10,860,000
Convertible debentures	26,055

(1)	Refer to the Company’s Consolidated Financial Statements for a detailed description of these securities.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Liquidity and Capital Resources

The Company anticipates that it will begin to generate positive operating cash flow in the second half of the fiscal 2020 year. To achieve the Company’s expansion plans, additional funding will be required to account for store capital buildout costs and the associated inventory and other start-up costs. The Company’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Company plans to open retail cannabis locations. As well, certain provincial regulatory authorities have limited the number of retail cannabis licences available for issuance and this may prohibit the Company from achieving its expansion goals. These future funding requirements may be met in several ways including, but not limited to, a combination of equity financings, debt financings and other capital markets alternatives.

For the twelve months ended October 31, 2019, the Company generated a net loss of $18,986 compared to $4,584 in prior year and had net operating cash outflows of $15,626 compared to $3,722 in prior year. The net loss and operating cash outflows are primarily driven by costs incurred to incorporate and finance the new High Tide and Canna Cabana entities which were not operational during this period in the prior year, as well as to close the acquisitions of Grasscity and Dreamweavers. This resulted in the hiring of new staff for both administration as well as retail operations, along with professional fees and increased rent.

6.2 Capital Management

The Company’s objectives when managing capital resources are to:

I.	Deploy capital to provide an appropriate return on investment to its shareholders.
II.	Maintain financial flexibility to preserve the Company’s ability to meet financial obligations; and
III.	Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives as stated above and to respond to changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements or covenants. The Company’s capital structure consists of equity and working capital. In order to maintain or alter the capital structure, the Company may adjust capital spending, raise new debt and issue share capital. The Company anticipates it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash on hand, and financings subsequent to the end of the year.

6.3 Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as at October 31, 2019, nor are any such arrangements outstanding as of the date of this MD&A.

7.0 Commitments

The Company has commitments relating to operating leases for its office space and outlets under non-cancelable operating leases. The future minimal annual rental payments under these operating leases are as follows:

As at	October 31, 2019	October 31, 2018
	$	$
Less than one year	3,962	2,336
Between one and five years	13,830	10,103
Greater than five years	3,426	2,532
	21,218	14,971

As at October 31, 2019 the Company has entered contracts totalling $21,218.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

8.0 Transactions Between Related Parties

8.1 Financing Transactions

As at October 31, 2019, the Company owed the non-controlling interest shareholder of KushBar $701. The loan carries no interest and is due on demand.

Included in the convertible debenture that closed on December 12, 2018, was an investment by related party, CannaIncome Fund Corporation, for a total subscription amount of $250.

8.2 Operational Transactions

The Company paid $2,176 (2018 - $295), to 1990299 Alberta Ltd. (“199”), a company controlled by the President and CEO of the Company, for inventory purchases. 199 primarily facilitates the import of goods and sells these imported goods to the Company at 199’s purchasing and transportation costs, without markup. High Tide incorporated HT Global Imports and has transitioned the process of facilitation of its imports from 199 to HT Global Imports instead. An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company. To facilitate the mortgage for the development of this unit, a loan guarantee of up to $1,500 has been provided by Smoker’s Corner Ltd., a subsidiary of High Tide Inc.

Executive compensation

The Company defines key management personnel as being the Chief Executive Officer (who is also the major shareholder and director), Chief Operating Officer, Chief Financial Officer, Chief Revenue Officer and Chief Strategy Officer.

Key management compensation for the years ended January 31 is as follows:

	2019	2018
Salaries and other short-term employee benefits (i)	$973	$272
Shares issued on private placement in lieu of payment	71	25
Total	$1,044	$297

i)	Included in the total is $6 for the fair value of a Company vehicle provided to the CEO and $2 for a vehicle and telephone allowance paid to the Chief Strategy Officer and Chief Operating Officer.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

9.0 Changes in Accounting Policies Including Initial Adoption

9.1 Changes in Accounting Standards Not Yet Adopted

(i) IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset’s value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

Management is currently executing its implementation plan and has completed the initial scoping phase to identify material lease contracts. However, the analysis of such contracts to quantify the transitional impact is still in progress. The most significant impact of IFRS 16 will be our initial recognition of the present value of unavoidable future lease payments as right-of-use assets under property, plant and equipment and the concurrent recognition of a lease liability on the consolidated statement of financial position. Majority of our property leases, which are currently treated as operating leases, are expected to be impacted by the new standard which will result in lower rent expense, higher depreciation expense and higher finance costs related to accretion and interest expense of the lease liability. IFRS 16 will also impact the presentation of the consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The standard will be effective for the Company for the fiscal year commencing November 1, 2019. The Company will be adopting the standard retrospectively by recognizing the cumulative impact of initial adoption in opening retained earnings (i.e. the difference between the right-of-use asset and the lease liability). The Company will measure the right-of-use asset at an amount equal to the lease liability on November 1, 2019, apply a single discount rate to leases with similar remaining lease terms for similar classes of underlying assets and will not separate non-lease components from lease components for certain classes of underlying assets.

(ii) Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrate activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

10.0 Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk because of holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of financial position is net of allowances for doubtful accounts and bad debts and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk. The following table sets forth details of the aging profile of accounts receivable and the allowance for doubtful accounts:

As at	October 31, 2019	October 31, 2018
	$	$
Current (for less than 30 days)	1,038	343
31 – 60 days	336	233
61 – 90 days	295	73
Greater than 90 days	2,315	334
Loss allowance	(1,606)	(128)
	2,378	855

During the year ended Oct 31, 2019, $1,024 in trade receivables were written off due to bad debts (year ended October 31, 2018 – $396). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet been identified.

The Company performs a regular assessment of collectability of accounts receivables. The Company monitors the financial performance and/or cash flows of its franchisees through observation of their point of sale system, receipt of cash from customers and maintains regular contact/discussions. In fiscal 2018, the Company reviewed the expected payment schedule and discounted it using an average franchisee credit adjusted rate of 11% resulting in the receivables being discounted by $474. For the year ended October 31, 2019, management reviewed the estimates and have created loss allowances for the Smokers Corner’s franchise receivable.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

11.0 Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations and equity financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-5 years	Greater than 5 years
	$	$	$	$
October 31, 2018
Accounts payable and accrued liabilities	2,515	2,515	-	-
Shareholder loans	36	36	-	-
Finance lease obligation	23	6	17	-
Total	2,574	2,557	17	-
July 31, 2019
Accounts payable and accrued liabilities	4,428	4,428	-	-
Shareholder loans	701	701	-	-
Finance lease obligation	17	6	11	-
Total	5,147	5,135	11	-

11.1 Foreign Currency Risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2019 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	October 31, 2019 (Euro)	October 31, 2019 (USD)	October 31, 2019 Total	October 31, 2018
	$	$	$	$
Cash	32	220	252	90
Accounts receivable (including long term portion)	136	285	421	522
Accounts payable and accrued liabilities	(618)	(492)	(1,110)	(218)
Net monetary assets	(450)	13	(437)	394

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $11 (October 31, 2018 - $20). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $23 (October 31, 2018 - $Nil). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates. The Company had no balances denominated in Euros as at October 31, 2018.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

12.0	Subsequent Events

(i)	On Nov 5, 2019, the Company issued unsecured convertible debentures under a non-brokered private placement with proceeds of $2,000. Subject to the need for further growth capital, the Company’s Board of Directors has authorized the issuance of an optional second tranche of the Offering for aggregate proceeds of up to $5,000. The outstanding principal amount under the Debentures is convertible at any time before maturity and at the holder’s option, into common shares of the Company at a conversion price of $0.252 per share. The Debentures are due 24 months from the date of issuance and carry an interest cost of 10% per annum, payable annually in advance in shares. The interest cost is payable in shares at a deemed price equal to the volume-weighted average price per common share for the 10-day period prior to the date upon which interest is due. Concurrent with the issuance of the Debentures, the Company paid the annual amount of interest due up-front in the form of 784,314 Shares. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its Debenture, resulting in 7,936,507 warrants being issued as part of the Offering. Each warrant entitles the holder to acquire one Share at an exercise price of $0.50 per Share for two years from the date of issuance.

(ii)	On Dec 5, 2019, the Company closed the second tranche of the sale of unsecured convertible debentures of the Company under the private placement previously announced on November 14, 2019. Gross proceeds from the Second Tranche were $2,115. The outstanding principal amount under the Debentures is convertible at any time before maturity and at the holder’s option, into common shares of the Company at a conversion price of $0.252 per share. The debentures are due 24 months from the date of issuance and carry an interest cost of 10% per annum, payable annually in advance in Shares. The interest rate is payable in Shares at a deemed price equal to the volume-weighted average price per common share for the 10-day period prior to the date upon which interest is due. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due up-front in the form of 1,016,826 shares. Under the second tranche of the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 8,392,857 warrants being issued as part of the Offering. Each warrant entitles the holder to acquire one Share at an exercise price of $0.50 per Share for two years from the date of issuance.

(iii)	On Dec 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Holder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”). Pursuant to the Definitive Agreement, High Tide, which presently holds a controlling interest of 50.1% in KushBar, will acquire the Minority Interest in a transaction (the “Transaction”) that will result in KushBar becoming a wholly owned subsidiary of High Tide. The consideration paid for the minority interest was by the issuance of a secured convertible debenture in the principal amount of approximately $700 and such number of common shares in the capital of High Tide (“Shares”) having an aggregate value of $500, with each Share priced at the 10-day volume weighted average trading price of the shares on the CSE immediately prior to the Closing Date. The outstanding principal amount under the Debenture is convertible, at the holder’s option, before the maturity date into Shares at a price of $0.25 per Share. The Debenture will be due 24 months from the issuance date and will not bear interest, provided however that any principal amount outstanding following the maturity date will bear interest at a rate of 10% per annum until repaid. If, following the expiry of all hold periods imposed by applicable Canadian securities laws, the volume-weighted average trading price of the Shares on the CSE exceeds $0.30 for a period of 30 consecutive days, High Tide will be entitled to, subject to certain other conditions being met, cause the holder to convert all or part of the outstanding principal amount of the debenture into Shares. In addition, if at any time during the term thereof, High Tide issues securities at a price deemed lower than the conversion price then in effect, then, subject to certain other conditions, such conversion price will be adjusted downward to such lower price.

(iv)	On Dec 13, 2019, the Company issued to $2,000 in convertible debt and 7,936,508 warrants to the sellers of GrassCity to settle the put option valued at $2,121 as of October 31, 2019.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

12.	Subsequent Events (continued)

(v)	On Jan 7, 2020, the Company entered into a loan agreement with Windsor Private Capital, a Toronto-based merchant bank, to secure a senior secured, non-revolving term credit facility in the amount of up to $10 million. The Company will have immediate access to an initial $6 million in working capital, that can be drawn down at Company’s discretion, and subject to satisfaction of certain conditions, will provide the Company with access to an additional $4 million. Amounts drawn down under the Facility will bear interest at a rate of 11.5% per annum, payable monthly, in arrears, on the last day of each calendar month. Provided that certain conditions are satisfied, the Facility will automatically extend for an additional one-year term. The principal amount advanced under the facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into common shares in the capital of the Company at a conversion price of $0.17. The conversion price is subject to downward adjustment if the Company, at any time during the term of the Facility, issues securities at a price deemed lower than the conversion price then in effect. Pursuant to the loan agreement, Windsor is entitled to a one-time placement fee equal to 3.5% of the Initial Facility Amount, which the Company intends to capitalize into the principal amount advanced under the facility. In addition, Company will issue to Windsor such number of Share purchase warrants (the “Warrants”) equal to the aggregate principal amount of the facility divided by the conversion price. The warrants will be subject to vesting as follows: (i) with respect to such number of warrants equal to the Initial Facility Amount divided by the conversion price, such warrants will vest on the earlier of the date on which Windsor advances to the Company the total initial facility amount, and February 6, 2020, and (ii) with respect to the remaining warrants, such number of warrants equal to the quotient obtained by dividing the principal amount advanced to the Company (from the Remaining Facility Amount) by the Conversion Price, will vest on the date of each such advance. Each warrant will entitle the holder thereof, following the vesting date applicable to such Warrant, to acquire one Share at an exercise price equal to 150% of the Conversion Price per Share for a period of two years from the date of issuance.

(vi)	On Jan 27, 2020, the Company completed the acquisition of the Canna Cabana retail cannabis store in Hamilton, Ontario. As consideration for the acquisition, the Company paid to the vendor $2,097 in cash and issued to the Vendor 4,761,904 common shares in the capital of the Company. The Transaction, which was completed with the consent of the Alcohol and Gaming Commission of Ontario (the “AGCO”) following the expiry of certain restrictions on change of control established under the rules applicable to the first cannabis retail lottery conducted by the AGCO on January 11, 2019 (the “First Lottery”). In connection with the Transaction, the Company acquired all the issued and outstanding shares of a numbered company that was wholly owned by the holder of a cannabis retail store.

PPA

(vii)	On Jan 28, 2020, the Company acquired a 50% interest in the Canna Cabana store in Sudbury, Ontario from Saturninus Partners. As consideration for the transaction, the Company issued to a nominee of the partners of the partnership an aggregate of 5,319,149 common shares of the Company, which are subject to a four month and one day statutory hold period, as well as common share purchase warrants to purchase up to an aggregate of 2,500,000 shares of the Company. Each Warrant entitles the holder to acquire one share at an exercise price of $0.40 per share for a period of two years from the date of issuance. In addition, for a period of 2 years following the closing date, one of the outgoing partners will be entitled to receive, from the Company, a royalty of 1% of the gross revenues of the Sudbury store.

(viii)	On Feb 14, 2020, the Company entered into a binding asset purchase agreement with Halo Labs Inc. (“Halo”), under which High Tide will sell its KushBar retail cannabis assets and the rights to 5 permitted retail cannabis stores (the “Portfolio”) to Halo for $12 Million, payable in the form of 46,153,846 common shares of Halo, of which $3.5 Million has been paid to High Tide as a non-refundable deposit, subject to certain limited circumstances. In addition, Halo has agreed to engage High Tide to substantially oversee all aspects of its retail cannabis operations with respect to the Portfolio and will pay High Tide ongoing royalties for regulatory advisory services and retail management, and a fixed fee for managing the construction of the unopened stores.

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

13.0	Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, as the case may be, of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No changes were made in the Company’s internal control over financial reporting during the period covered by this MD&A that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.